Exhibit 4(a) (iv)

DATED AS OF 13 OCTOBER 2008

THE COMMISSIONERS OF HER MAJESTY’S TREASURY

and

HBOS PLC

PREFERENCE SHARE SUBSCRIPTION AGREEMENT

Slaughter and May
One Bunhill Row
London
EC1Y 8YY
(NV/JAYP/ACZE)

THIS IS AGREEMENT IS EFFECTIVE AS OF 13 OCTOBER 2008 BETWEEN:

(1)	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

AND

(2)	HBOS PLC incorporated in Scotland under the Companies Acts 1948 to 1967 with registered number SC218813 and registered address The Mound, Edinburgh EH1 1YZ (“HBOS”)

WHEREAS:

HMT has agreed to subscribe for, and HBOS has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) in each case on the terms and subject to the conditions set out in this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement:

“Admission”	has the meaning given to it in the Placing Agreement;

“Acquisition”	has the meaning given to it in the Placing Agreement;

“Business Day”	means any day (other than a Saturday or Sunday) on which clearing banks are open for a full range of banking transactions in London;

“FSA”	has the meaning given to it in the Placing Agreement;

“Group”	has the meaning given to it in the Placing Agreement;

“HBOS Account”	means the bank account of HBOS, the details of which shall be notified to HMT by HBOS at least five Business Days prior to the Subscription Date;

“Placing Agreement”

means the agreement effective as of 13 October 2008 entered into by HMT, HBOS, Morgan Stanley & Co International PLC and Dresdner Kleinwort Limited relating to the placing and open offer of a number of HBOS’s ordinary shares;

“Posting Date”	has the meaning given to it in the Placing Agreement;

“Preference Shares”	means preferred shares issued by HBOS with an aggregate liquidation preference of £3,000,000,000, having the rights and subject to the restrictions set out in Schedule 1 to this

Agreement;

“Proceedings”	means any proceeding, suit or actions arising out of or in connection with this Agreement;

“Subscription Amount”	means £3,000,000,000;

“Subscription Date”	means the date on which Admission occurs;

“Supplementary Prospectus”	has the meaning given to it in the Placing Agreement; and

“Warranties”	means the representations, warranties and undertakings set out in Schedule 3 of the Placing Agreement.

1.2	In this Agreement, unless otherwise specified:

	(A)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(B)

any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted (and includes all instruments or orders made under the enactment);

	(C)	references to Clauses and the Schedules are to Clauses of, and the Schedules to, this Agreement;

	(D)	references to “pounds” and “£” are references to the currency of the United Kingdom; and

	(E)	Schedule 1 shall take effect as if set out in this Agreement and references to this Agreement shall be deemed to include Schedule 1.

1.3

The parties agree that applications will be made to the UK Listing Authority for the Preference Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange’s Regulated Market, and that for the purposes of such admission to trading the Preference Shares will be cleared through CREST (as defined in the Placing Agreement).

2.	Agreement to Subscribe for Preference Shares

2.1

Upon the terms and subject to the condition set out in Clause 3 of this Agreement and in reliance on the Warranties, HMT agrees to subscribe for, and HBOS agrees to allot and issue to HMT, the Preference Shares.

2.2

In consideration of the agreement to allot and issue the Preference Shares, and subject to Clause 3, HMT hereby undertakes to pay to HBOS, or to procure the payment to HBOS, of an amount equal to the Subscription Amount.

3.	Condition

The obligations of HMT set out in Clause 2 to subscribe for the Preference Shares and to pay the Subscription Amount shall be conditional upon the Placing Agreement becoming wholly unconditional in accordance with its terms and this Agreement not having been terminated in accordance with Clause 7.

4.	Warranties

4.1	HBOS hereby represents, warrants and undertakes to HMT that:

	(A)	each Warranty in Part I of Schedule 3 of the Placing Agreement is true and accurate and not misleading as at the date of this Agreement; and

(B)

each Warranty in Parts I and II of Schedule 3 of the Placing Agreement will be true and accurate and not misleading on the Posting Date, at such time as a Supplementary Prospectus shall be issued in accordance with the Placing Agreement (whether before or after Admission), and immediately prior to Admission, in each case by reference to the facts and circumstances then existing and will be treated as Warranties given and/or repeated on such dates. Warranties shall be deemed repeated under this clause in relation to the relevant document, announcement or event on the basis that any reference in any such Warranty to something being done or something being the case in relation to such document, announcement or event which is expressed in the future tense shall be regarded as being expressed in the present tense.

4.2

Each of the Warranties shall be construed as a separate and independent warranty and (except where expressly provided to the contrary in the Placing Agreement) shall not be limited or restricted by reference to, or inference from, the terms of any other Warranty.

5.	Subscription

5.1	On the Subscription Date, HBOS shall:

	(A)	allot and issue the Preference Shares to HMT credited as fully paid;

	(B)	enter HMT, or its nominee, in its register of members as a shareholder of HBOS in respect of the Preference Shares; and

	(C)	deliver share certificate(s) to HMT or its nominee in respect of the Preference Shares.

5.2	On the Subscription Date, HMT shall pay an amount equal to the Subscription Amount by CHAPS transfer for same day value to the HBOS Account.

5.3

HBOS shall use reasonable endeavours to ensure that the Preference Shares remain admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange’s Regulated Market for so long as HMT holds any Preference Shares.

6.	Use of Subscription Proceeds

HBOS agrees that it shall, promptly after the Subscription Date, apply the proceeds of the issue of the Preference Shares in such manner, in such form and for such regulatory capital purpose as may be agreed with HM Treasury, the Bank of England and the FSA.

7.	Termination

In the event of the Placing Agreement terminating in accordance with its terms, this Agreement shall terminate and have no further force or effect and no party shall have any claim against any other under this Agreement except: (i) in respect of any accrued rights arising from any prior breach of this Agreement; and (ii) in respect of this clause 7 and clauses 1.1, 1.2, 8, 9 and 11 to 18 (inclusive), which shall remain in full force and effect notwithstanding such termination.

8.	Assignment and Novation

8.1

Subject to clause 8.2, HMT shall be permitted to novate its rights and obligations under this Agreement to any entity which is wholly-owned directly or indirectly by HMT (a Wholly Owned Entity) and HBOS agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, any such novation provided that such novation is effected upon substantially the same terms as are contained in the pro forma novation agreement set out in Schedule 2 to this Agreement.

8.2

In the event that HMT novates its rights and obligations under this Agreement pursuant to clause 8.1, HMT shall procure that, immediately prior to any such Wholly Owned Entity ceasing to be wholly-owned directly or indirectly by HMT, such rights and obligations under this Agreement shall be novated to HMT or any other Wholly Owned Entity.

8.3

Subject to Clause 8.1, neither HMT nor HBOS shall be permitted to assign or novate, or purport to assign or novate, all or any part of the benefit of, or its rights or benefits under, this Agreement to any other person without the prior written consent of the other party.

9.	Costs and Expenses

HBOS shall bear the costs and expenses of both parties in relation to the negotiation of this Agreement and the subscription for, and allotment and issue of, the Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax).

10.	US Securities Laws

Each of HMT and HBOS acknowledge and agree that the Preference Shares have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold except in accordance with Rule 903 of Regulation S under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

11.	Entire Agreement

11.1

This Agreement and the Placing Agreement constitute the whole and only agreement and understanding between the parties relating to the subject matter of this Agreement. All previous agreements, understandings, undertakings, representations, warranties and arrangements of any nature whatsoever between the parties or any of them with any bearing on the subscription of the Preference Shares are superseded and extinguished (and all rights and liabilities arising by reason of them, whether accrued or not at the date of this Agreement, are cancelled) to the extent they have such a bearing.

11.2	This Agreement may only be varied by agreement in writing signed by each of the parties.

12.	Notices

12.1	A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

12.2	Notices under this Agreement shall be sent to a party to this Agreement at its address or number and for the attention of the party set out below:

Party	Address	Facsimile no.

HBOS	Its registered office from time to time, which at the date of this agreement is The Mound, Edinburgh EH1 1YZ	0131 243 5546

fao: Company
Secretary

HMT	1 Horse Guards Road, London SW1A 2HQ	0207 270 7562
fao: Jeremy
Pocklington

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

12.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

	(A)	if delivered personally, on delivery;

	(B)	if sent by first class post, two clear Business Days after the date of posting; and

	(C)	if sent by facsimile, when despatched.

13.	Counterparts

13.1	This Agreement may be executed in any number of counterparts, and by the parties to it on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

13.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

14.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

	(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

	(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

15.	Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

16.	Choice of governing law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

17.	Jurisdiction

17.1	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought in the English courts.

17.2

HBOS waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of proceedings in the English courts. HBOS also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

17.3	HBOS irrevocably submits and agrees to submit to the jurisdiction of the English courts.

18.	Agent for Service of Process

HBOS shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement. Such agent shall be the London office of HBOS, at 33 Old Broad Street London EC2N 1HZ and any writ, judgment or other notice of legal process shall be sufficiently served on HBOS if delivered to such agent at its address for the time being. HBOS irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, HBOS shall appoint a replacement agent having an address for service in England and shall notify HMT of the name and address of such replacement agent. If HBOS fails to appoint another agent, HMT shall be entitled to appoint one on HBOS’s behalf and at HBOS’s expense.

Schedule 1

Terms of the Preference Shares

DESCRIPTION OF THE PREFERENCE SHARES

General

The Preference Shares will have a nominal value of £1 each and will be issued at a premium of £[999] fully paid for cash (so that the total paid up amount of each Preference Share will be £[1,000]). The Preference Shares will be issued in registered form and will rank pari passu inter se and pari passu with the Existing Preference Shares and in priority to the Ordinary Shares.

Dividends

(i)

Subject to the limitations, discretions and qualifications set out herein, each Preference Share shall entitle the holder thereof to receive out of the profits of the Company available for distribution and permitted by law to be distributed, in priority to the payment of any dividend to the holders of Ordinary Shares but pari passu inter se and pari passu with the holders of the Existing Preference Shares, a non-cumulative preferential dividend, which will accrue from the Issue Date and will be payable (A) semi-annually in arrear in equal instalments on [●] and [●] of each year until [●] 20● (each a “Semi-Annual Dividend Payment Date”), provided that if any Semi-Annual Dividend Payment Date is not a business day, payment shall be postponed to the next business day without penalty or interest accruing in respect of such delay and thereafter (B) quarterly in arrear on [●], [●], [●] and [●] of each year subject to adjustment in accordance with the Modified Following Business Day Convention (each a “Quarterly Dividend Payment Date” and together with the Semi-Annual Dividend Payment Dates, the “Dividend Payment Dates”) to those holders of Preference Shares whose names appear on the register of members of the Company on the fifteenth calendar day preceding such Dividend Payment Date. Dividends will accrue and will be payable when, as, and if, declared by the Board on the paid up amount of £[1,000] per Preference Share. Subject to paragraph (ii) below, dividends shall only be paid to the extent that payment can be made out of the profits of the Company available for distribution and permitted by law to be distributed. Any right to receive a dividend on the Preference Shares will be non-cumulative.

Payments in respect of dividends on Preference Shares will be made by cheque drawn on a bank in London or, upon the request of the holder or joint holders, by transfer to an account maintained by the payee with a bank in London. All payments in respect of dividends will be made after complying in all respects with any applicable fiscal or other laws.

(ii)	(a)

If on any Dividend Payment Date the profits of the Company available for distribution are, in the opinion of the Board, insufficient to enable payment in full to be made of the dividend which would otherwise fall to be payable on such Dividend Payment Date and also the payment in full of all other dividends and other amounts stated to be payable on such date on any other shares and other instruments of the Company in issue that are expressed to rank equally with the Preferences Shares with regard to participation in profits (including any arrears of dividends and other amounts on any such shares and other instruments which have rights to cumulative dividends and other amounts), then, subject to the restrictions in this paragraph (ii), either a reduced dividend or none of such dividend shall be payable.

(b)

If, in the opinion of the Board, the payment of any dividend on the Preference Shares would breach or cause a breach of the capital adequacy requirements then applicable under Applicable Banking Regulations to the Company, the Group or any subsidiary or associated undertaking of the Company, then none of such dividend shall be payable.

(c)

Without prejudice to paragraphs (ii)(a) and (b) above (but subject to sub-paragraph (viii) below), if on any Dividend Payment Date the Board determines that the dividend which would otherwise be payable on such Dividend Payment Date (the “Relevant Dividend”) should not be paid, then none of the Relevant Dividend shall be payable or that the Relevant Dividend should be declared and paid in part, then the Relevant Dividend shall be payable in part. If the Directors consider that the distributable profits of the Company are insufficient to cover the payment in full of dividends on the Preference Shares and also the payment in full of all other dividends or other amounts stated to be payable on such Dividend Payment Date on any other shares and other instruments of the Company that are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends and other amounts on any such shares and other instruments which have rights to cumulative dividends or other amounts), then, subject always to the restrictions relating to the Company’s capital adequacy requirements and subject always to sub-paragraph (c) above, the Directors may declare a reduced dividend on the Preference Shares and any other shares and other instruments of the Company in respect of which dividends or other amounts are stated to be payable on such Dividend Payment Date and which are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends or other amounts on any such shares and other instruments which have rights to cumulative dividends or other amounts) on such Dividend Payment Date; provided however that, in the case of the Preference Shares, the Directors may in their sole and absolute discretion resolve that no reduced dividend shall be declared and paid on the Preference Shares or that such reduced dividend shall be declared and paid only in part. The reduced dividend (if any) declared on the Preference Shares shall bear the same proportion to the full dividend which was due for payment on the relevant Dividend Payment Date, as the reduced dividends or other amounts declared on such other shares and instruments bear to the full dividends or other amounts due for payment on that date.

(iii)

If it shall subsequently appear that any dividend on the Preference Shares which has been paid should not have been paid, then, provided the Board shall have acted in good faith, it shall not incur any liability for any loss which any holder of Preference Shares may suffer in consequence of such payment having been made.

(iv)	If a dividend on the Preference Shares is not paid for the reasons specified in sub-paragraph (ii) above, the holders of such shares shall have no claim in respect of such non-payment.

(v)	Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

(vi)

If any dividend on the Preference Shares is not paid on a Dividend Payment Date (the “Relevant Dividend Payment Date”) (or a sum is not set aside to provide for its payment), the Dividend Restriction and Redemption Restriction shall apply.

(vii)	Except as described in this document, holders of Preference Shares will have no right to participate in the profits of the Company.

(viii)	Until the date on which the Preference Shares are redeemed or repurchased in full, the Company shall not:

(a)

declare or pay any dividend or make any distribution (whether in cash or otherwise) on or in respect of the Ordinary Shares of the Company or set aside any sum to provide for payment of any such dividend or distribution; or

(b)

redeem, purchase, cancel or otherwise acquire in any way any Ordinary Shares of the Company or effect a reduction of the Ordinary Share capital of the Company which involves a distribution to holders of Ordinary Shares.

(ix)

If, on any Dividend Payment Date, (i) a Capital Disqualification Event (as defined below) has occurred and is continuing, and (ii) the Company and the Group are in compliance with Applicable Banking Regulations, dividends on the Preference Shares will be mandatorily payable on such Dividend Payment Date, to the extent that payment can be made out of the profits of the Company available for distribution and permitted by law to be distributed at such time after the setting aside of a sum required for payment in full of all dividends payable on or before the relevant Dividend Payment Date on any Existing Preference Shares.

A “Capital Disqualification Event” shall be deemed to have occurred if: (a) the Preference Shares would not be eligible to qualify (save, where such non-qualification is only as a result of any applicable limitation on the amount of such capital) as regulatory capital resources for the Company or the Group under Applicable Banking Regulations; and (b) the FSA has confirmed to the Company that the Preference Shares would not be eligible to qualify as regulatory capital resources for the Company or the Group.

Payment of Dividends

Subject to the limitations, discretions, and qualifications set out herein, the Company will pay dividends on the Preference Shares out of its distributable profits in sterling:

(a)

at the rate of 12 per cent. per annum on the paid up amount of £[1,000] per Preference Share in respect of the Dividend Periods from, and including, the Issue Date to, but excluding, [●] 20● (the “Fixed Rate Dividend Period”). During the Fixed Rate Dividend Period, dividends will be payable semi-annually in equal instalments in arrear on the Semi-Annual Dividend Payment Dates, commencing on [●] 2009 and ending on [●] 20● (being the date five years from the date of issue). If at any time during the Fixed Rate Dividend Period, dividends are required to be determined for a period shorter than a semi-annual instalment, they should be calculated on the basis of the actual number of days in the period from (and including) the most recent Semi-Annual Dividend Payment Date to (but excluding) the date on which the relevant dividend is payable, divided by two times the number of days in the Dividend Period in which the relevant period falls (including the first such day but excluding the last). The dividend on each Preference Share during any such full semi-annual Dividend Period will therefore amount to £[●]; and

(b)

at the rate per annum equal to 7 per cent. plus Three Month LIBOR on the paid up amount of £[1,000] per Preference Share in respect of the Dividend Periods from, and including, [●], 20● (being the date five years from the date of issue to, but excluding, the date on which the Preference Shares are redeemed (the “Floating Rate Dividend Period”). During the Floating Rate Dividend Period, dividends will be payable quarterly in arrear on the Quarterly Dividend Payment Dates. In respect of the Floating Rate Dividend Period, the amount of dividend accruing in respect of any Dividend Period will be calculated on the basis that the actual number of days in the Dividend Period in respect of which payment is being made is divided by 365 or, if a leap year, 366.

In respect of any dividend payable upon a winding up of the Company during the Fixed Rate Dividend Period, where the number of days in the period in respect of which such dividend is to be paid is fewer than or greater than a full Dividend Period, the amount of dividend accruing in respect of any such period will be calculated on the basis that the actual number of days in the period from (and including) the most recent Semi-Annual Dividend Payment Date to (but excluding) the date on which the relevant dividend is payable, divided by two times the number of days in the Dividend Period in which the relevant period falls (including the first such day but excluding the last). In respect of any dividend payable upon a winding up of the Company during the Floating Rate Dividend Period, where the number of days in the period in respect of which such dividend is to be paid is fewer than or greater than a full Dividend Period, the amount of dividend accruing in respect of any such period will be calculated on the basis that the actual number of days in such period is divided by 365 or, if a leap year, 366.

Capital

On a winding-up or other return of capital (other than a redemption, reduction or purchase by the Company of any of its issued shares), the assets of the Company available to shareholders shall be applied, in priority to any payment to the holders of Ordinary Shares, pari passu inter se and pari passu with the holders of the Existing Preference Shares and in priority to or pari passu with the holders of any other class of shares in issue (other than shares which may be issued by the Company and which may by their terms rank in priority to the Preference Shares in a winding-up or other return of capital), in payment to the holders of the Preference Shares of a sum equal to the aggregate of:

(i)

an amount equal to dividends accrued thereon for the then current Dividend Period to the date of the commencement of the winding-up or other return of capital, but only to the extent that any such amount was, or would have been, payable as a cash dividend;

(ii)

an amount equal to any dividend thereon which has been resolved to be paid on or after the date of commencement of the winding-up or other return of capital but which is payable in respect of a Dividend Period ending on or before such date; and

(iii)	the amount paid up on such Preference Shares.

If, upon any return of capital or distribution of assets, the amounts available for payment are insufficient to cover the amounts payable in full on the Preference Shares and any other class of shares in issue or which may be issued by the Company which are expressed to rank equally with the Preference Shares as regards participation in assets, the holders of the Preference Shares and the holders of those other shares will share rateably in the distribution of surplus assets (if any) of the Company in proportion to the full amounts to which they are respectively entitled. The Preference Shares confer no rights to participate in the surplus assets of the Company other than as described in this document.

Redemption

The Company may, subject to the Companies Act and all other laws and regulations applying to the Company, to the Articles, to the Company giving at least one month’s prior written notice to, and receiving no objection from, the FSA (or such other period of notice the FSA may from time to time require or accept and in any event provided that such notice is required to be given) and to the Company (both at the time of, and immediately following, the redemption) being in compliance with its capital requirements as provided in Applicable Banking Regulations from time to time, upon not less than 30 nor more than 60 days’ notice, redeem the Preference Shares in whole, or in part, on [●] 20● or on any Quarterly Dividend Payment Date thereafter (each such date on which a Preference Share may be redeemed being a “Redemption Date”). Redemption will be effected in the manner provided in the Articles. There shall be paid on each Preference Share so redeemed the aggregate of:

(i)	an amount paid up on such share; and

(ii)

the dividend accrued for the period from, and including, the Dividend Payment Date last preceding the Redemption Date to, but excluding, the Redemption Date, but only to the extent that any such amount was, or would have been, payable as a cash dividend.

Voting

(i)	The holders of Preference Shares shall not be entitled to attend or vote at any general meeting of the Company except:

(a)

where the dividend which is (or, but for the provisions described in subparagraph (ii) under the heading “Dividends” above, would be) most recently payable on such shares shall not have been paid in full; or

(b)

where a resolution is to be proposed at the meeting varying or abrogating any of the rights, preferences, privileges, limitations or restrictions attached to any class of shares of which the Preference Shares form part (and then only to speak and vote upon any such resolution).

(ii)

Whenever holders of Preference Shares are entitled to vote on a resolution, on a show of hands every such holder who is present in person shall have one vote and every proxy present who has been duly appointed by a holder shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote in respect of each Preference Share held by him.

Other provisions in the Articles relating to voting rights and procedures also apply to the Preference Shares.

Purchases

Subject to the provisions of the Companies Act and all other laws and regulations applying to the Company, the Company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them, and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. No repurchase of Preference Shares will be made without the Company giving at least one month’s prior written notice to, and receiving no objection from, the FSA (or such other period of notice the FSA may from time to time require or accept and in any event provided that such notice is required to be given) and any such Preference Shares repurchased would be cancelled by the Company.

Transfer

Title to the Preference Shares, which are in registered and certificated form, will pass by transfer and registration on the register of members of the Company in accordance with the Articles. The Articles provide, among other matters, that transfers of the Preference Shares in certificated form must be effected by an instrument of transfer in the usual standard form or in any other form approved by the Directors. Instruments of transfer of the Preference Shares must be signed by or on behalf of the transferor.

The Directors may refuse to register a transfer of Preference Shares in certificated form unless the instrument of transfer is duly stamped and:

(a)	is in respect of Preference Shares only;

(b)	is in favour of not more than four joint transferees; and

(c)

is deposited at the registered office of the Company, or such other place as the Board may from time to time determine, accompanied by the relevant share certificate(s) and any other evidence the Directors may reasonably require to show the right of the person executing the transfer to make the transfer.

No fee is payable to the Company for transferring shares and any registration of a transfer is subject in all respects to the Articles.

Variation of Rights and Further Issues

(i)

Except with the written consent of the holders of three-quarters in nominal value of the Preference Shares then in issue, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of Preference Shares then in issue, the special rights attached to the Preference Shares may not be varied or abrogated.

The special rights attached to the Preference Shares will be regarded as being varied or abrogated if:

(a)

the Board seeks to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company in priority to the Preference Shares;

(b)

following a capitalisation of any reserves which are capable of being distributed to shareholders, the Company’s distributable reserves, when aggregated with the distributable reserves of all its subsidiaries, would amount in aggregate to less than ten times the total annual amount of any dividends payable in respect of all preference shares of the Company in issue at the time of capitalisation (except if such capitalisation of distributable reserves is for the purposes of allotting and issuing ordinary shares of the Company in lieu of a dividend or allotting and issuing additional preference shares to holders of preference shares in lieu of a dividend);

(c)

any other class of shares of the Company that is expressed to rank as regards participation in the profits or assets of the Company equally in some or all respects with the Preference Shares or any securities convertible into any such shares are created or issued, if the dividend payable on the Preference Shares on the Dividend Payment Date immediately preceding such creation or issue has not been paid in full; or

	(d)	any resolution is passed for the reduction of the amount of capital paid up on the Preference Shares.

(ii)

The Company shall be entitled at any time and from time to time and without any consent or sanction of the holders of the Preference Shares to create and issue further preference share capital ranking as regards participation in the profits and assets of the Company after or pari passu with the Preference Shares. Such creation and issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the Preference Shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than provisions as to pari passu ranking, set out in the Articles in respect of any unissued preference shares. Any further series of preference shares ranking, as regards participation in profits or assets, pari passu with the Preference Shares may, without their creation or issue being deemed to vary the special rights attaching to the Preference Shares, either carry identical rights in all respects with the Preference Shares or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:

	(a)	the rate and/or basis of calculating dividends may differ and the dividend may be cumulative or non-cumulative;

	(b)	such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividends may differ;

	(c)	such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

	(d)	a premium may be payable on return of capital or there may be no such premium;

	(e)	such shares may be redeemable at the option of the Company or may be non-redeemable;

(f)	such shares may carry a right to additional shares by way of capitalisation of profits or reserves; and

(g)

such shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after the Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Governing Law

The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English law.

Definitions

“Applicable Banking Regulations” means at any time the capital adequacy regulations, guidelines and policies then in effect of the FSA.

“Articles” means the Articles of Association of the Company, as in effect from time to time.

“Board” means the Board of Directors from time to time or any authorised committee thereof.

“business day” means a day (other than a Saturday or Sunday) on which banks in London are open for business and on which foreign exchange dealings may be conducted.

“Capital Disqualification Event” has the meaning set forth under “Description of the Preference Shares – Dividends”.

“Companies Act” means Companies Act 1985 or, where applicable, Companies Act 2006, as such acts may be amended, modified or re-enacted from time to time.

“Directors” means the directors of the Company from time to time.

“Dividend Determination Date” means, in relation to each Dividend Period commencing on or after [●] 20●, the first day of the relevant Dividend Period.

“Dividend Period” means the period from, and including, a Dividend Payment Date (or the Issue Date) to, but excluding, the next succeeding Dividend Payment Date.

“Dividend Restriction” means that:

(a)	the Company shall not declare or pay a dividend on its Ordinary Shares for a one year period commencing on the Relevant Dividend Payment Date; and

(b)	(i)

the Company shall not, and shall procure that [relevant HBOS group authorised institutions currently issuing regulatory capital] shall not, declare, pay or distribute interest, any dividend or other payment (other than interest or a dividend or other payment declared, paid or distributed by [relevant HBOS group institutions currently issuing regulatory capital] to the Company, any holding company of the Company or to another wholly owned subsidiary of the Company) on any of its then issued Tier 1 Capital or make any payment on a Tier 1 Guarantee; and

(ii)	the Company shall procure that no payment is made by any subsidiary of the Company on any security (howsoever named or designated) benefiting from a Tier 1 Guarantee;

in each case, for the following periods:

(x)

where the relevant Tier 1 Capital (or, in the case of a payment on a Tier 1 Guarantee, the Tier 1 Capital to which that Tier 1 Guarantee relates) pays interest, dividends or other payments quarterly or more frequently, for a period of six calendar months commencing on the Relevant Dividend Payment Date if the Relevant Dividend Payment Date is on or before the Dividend Payment Date on [●] 20●, and thereafter for a period of three calendar months commencing on the Relevant Dividend Payment Date;

(y)

where the relevant Tier 1 Capital (or, in the case of a payment on a Tier 1 Guarantee, the Tier 1 Capital to which that Tier 1 Guarantee relates) pays interest, dividends or other payments semi-annually, for a period of six calendar months commencing on the Relevant Dividend Payment Date; and

(z)	in any other case, for a period of one year commencing on the Relevant Dividend Payment Date,

provided that the foregoing shall not prevent the Company, [relevant HBOS group authorised institutions currently issuing regulatory capital] or any subsidiary of the Company, nor oblige the Company to procure that any of them are so prevented, from:

(1)	satisfying any mandatory obligation to make an interest, dividend or other payment through an allotment and issue of shares; or

(2)	declaring, paying or distributing any interest, dividend or other payment which is mandatorily required to be funded by the proceeds of an issue of shares for such purpose; or

(3)

declaring, paying or distributing any interest, dividend or other payment in respect of any Tier 1 Capital or Tier 1 Guarantee the terms of which do not provide for the ability of the relevant issuer or guarantor (as the case may be) to defer or cancel any such payment at its discretion.

“Existing Preference Shares” means the non-cumulative irredeemable preference shares with a dividend rate of 9 1/4% each year issued or to be issued by the Company, the non-cumulative irredeemable preference shares with a dividend rate of 9 3/4% each year issued or to be issued by the Company and any other shares and instruments which have been issued or may be issued which, in either case, are expressed to rank equally with them.

“FSA” means the Financial Services Authority of the United Kingdom and, if any successor governmental authority succeeds to the bank regulatory functions of the Financial Services Authority in the United Kingdom, such successor governmental authority.

“Group” means HBOS PLC and its subsidiaries.

“Issue Date” means the date on which the Preference Shares are issued.

“Modified Following Business Day Convention” means if a Quarterly Dividend Payment Date falls on a day which is not a business day, such Quarterly Dividend Payment Date shall be postponed to the next day which is a business day unless it would fall into the next calendar month in which event such Quarterly Dividend Payment Date shall be brought forward to the immediately preceding day which is a business day.

“Redemption Date” has the meaning set forth under “Description of Preference Shares – Redemption”.

“Redemption Restriction” means that (without the written consent of a majority in nominal value of, or the sanction of a special resolution passed at a separate general meeting of, the holders of the Preference Shares) for a one year period commencing on the Relevant Dividend Payment Date:

(a)	the Company shall not redeem, reduce, purchase or otherwise acquire for any consideration any of its Ordinary Shares;

(b)

the Company shall not, and shall procure that [relevant HBOS group institutions currently issuing regulatory capital] shall not, redeem, purchase or otherwise acquire for consideration any of its Tier 1 Capital; and

(c)	the Company shall procure that no subsidiary of the Company redeems, purchases or otherwise acquires for consideration any security benefiting from a Tier 1 Guarantee,

provided that the foregoing shall not prevent the Company or any subsidiary or associate of the Company, (nor oblige the Company to procure that any of them are so prevented) from redeeming, reducing, purchasing or otherwise acquiring, for any consideration any of its Tier 1 Capital or any security benefiting from a Tier 1 Guarantee the terms of which in each case do not provide for the ability of the relevant issuer or guarantor (as the case may be) to defer or cancel any such payment at its discretion

“Registrar” means the registrar for the time being of the Preference Shares.

“Relevant Dividend” has the meaning set forth under “Description of Preference Shares – Dividends”.

“Relevant Dividend Payment Date” has the meaning set forth under “Description of Preference Shares – Dividends”.

“Three Month LIBOR” means, in relation to a Dividend Period, the offered rate for three month deposits in sterling as at 11.00 a.m. London time on the related Dividend Determination Date appearing on the display designated as page “LIBOR01” on the Reuters Service (or such other page or service as may replace it for the purpose of displaying such information) as determined by the Company.

“Tier 1 Capital” has the meaning assigned to such term (i) in Section 2.2 of Chapter 2 of The General Prudential Sourcebook published by the FSA, as amended, supplemented or replaced from time to time, or (ii) in any successor Applicable Banking Regulations.

“Tier 1 Guarantee” means any guarantee, indemnity or other contractual support arrangement entered into by [relevant HBOS group institutions currently issuing regulatory capital] or the Company in respect of the securities (regardless of name or designation) issued by a subsidiary of the Company which create Tier 1 Capital of [relevant HBOS group institutions currently issuing regulatory capital] or the Company.

Schedule 2

Pro-forma Novation Agreement

THIS NOVATION AGREEMENT is made the [●] day of [●], 20[●]

BETWEEN:

1.	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

2.	HBOS PLC incorporated in Scotland under the Companies Acts 1948 to 1967 with registered number SC218813 and registered address The Mound, Edinburgh EH1 1YZ (“HBOS”)

AND

3.	[ ] of [ ] (registered in England No. [ ]) (the “Company”)

WHEREAS:

(A)

HMT has agreed to subscribe for, and HBOS has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) pursuant to the Preference Share Subscription Agreement (as defined in this agreement).

(B)

HMT wishes to be released and discharged from the Preference Share Subscription Agreement and HBOS has agreed to release and discharge HMT from the Preference Share Subscription Agreement upon the terms of the Company’s undertaking to perform the Preference Share Subscription Agreement and be bound by its terms in the place of HMT and HMT agreeing to guarantee the Company’s obligations in respect of the Preference Share Subscription Agreement.

NOW IT IS AGREED as follows:-

1.	INTERPRETATION

1.1	In this agreement:

“Preference Shares”	means [insert relevant number] of preferred shares of [£●] each, having the rights and subject to the restrictions set out in Schedule 1 to the Preference Share Subscription Agreement;

“Preference Share Subscription Agreement”	means the agreement effective as of 13 October 2008 between HMT and HBOS pursuant to which HMT agreed to subscribe for, and HBOS agree to allot and issue to HMT, the Preference Shares; and

“Proceedings”	means any proceeding, suit or actions arising out of or in connection with this Agreement.

1.2	In this agreement, unless otherwise specified:

	(A)	references to clauses and sub-clauses are to clauses and sub-clauses of this agreement; and

	(B)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this agreement.

2.	COMPANY’S UNDERTAKING

With effect from the date of this agreement and in consideration of the undertakings given by HBOS in clause 3, the Company hereby undertakes to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to that agreement in the place of HMT. Notwithstanding this undertaking, nothing in this agreement shall:

(A)

require the Company to perform any obligation created by or arising under the Preference Share Subscription Agreement falling due for performance in its entirety, or which should have been performed in its entirety, before the date of this agreement;

	(B)	make the Company liable for any act, neglect, default or omission in respect of the Preference Share Subscription Agreement committed by HMT or occurring before the date of this agreement; or

	(C)	impose any obligation on the Company for or in respect of any obligation performed by HMT under the Preference Share Subscription Agreement before the date of this agreement.

3.	HBOS’S UNDERTAKING AND RELEASE OF HMT

3.1

With effect from the date of this agreement and in consideration of the undertakings given by the Company in clause 2 and the undertakings and guarantee given by HMT in clauses 4 and 5 respectively, HBOS hereby:

	(A)	releases and discharges HMT from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement;

	(B)	accepts the Company’s undertaking to observe, perform, discharge and be bound by the Preference Share Subscription Agreement (such undertaking being set out in clause 2); and

	(C)	agrees to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to the Preference Share Subscription Agreement in the place of HMT.

3.2

Notwithstanding the provisions of sub-clause 3.1(A), nothing in this agreement shall affect or prejudice any claim or demand whatsoever which HBOS may have against HMT in relation to the Preference Share Subscription Agreement and (i) arising out of matters prior to the date of this agreement and/or (ii) arising in connection with those matters contemplated in clause 2(A), (B) or (C).

4.	HMT’S UNDERTAKING AND RELEASE OF HBOS

With effect from the date of this agreement and in consideration of the undertakings given by HBOS in clause 3, HMT hereby releases and discharges HBOS from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement. Notwithstanding this undertaking and release, nothing in this agreement shall affect or prejudice any claim or demand whatsoever which HMT may have against HBOS in relation to the Preference Share Subscription Agreement and (i) arising out of matters prior to the date of this agreement and/or (ii) arising in connection with those matters contemplated in clause 2(A), (B) or (C).

5.	GUARANTEE AND INDEMNITY

5.1

In consideration of the undertakings given by HBOS in clause 3, HMT hereby unconditionally and irrevocably guarantees to HBOS the due and punctual performance and observance by the Company of all its obligations, commitments and undertakings under or pursuant to this agreement and agrees to indemnify HBOS against all loss, damage, costs and breach by the Company of its obligations, commitments or undertakings under or pursuant to this agreement. The liability of HMT under this agreement shall not be released or diminished by any variation of the terms of this agreement or the Preference Share Subscription Agreement as novated by this agreement (whether or not agreed by HMT), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

5.2

If and whenever the Company defaults for any reason whatsoever in the performance of any obligation or liability undertaken or expressed to be undertaken by the Company under or pursuant to this agreement, HMT shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made so that the same benefits shall be conferred on HBOS as it would have received if such obligation or liability had been duly performed and satisfied by the Company.

5.3

This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations, commitments and undertakings of the Company referred to in sub-clause 5.1 shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which HBOS may now or hereafter have or hold for the performance and observance of the obligations, commitments and undertakings of the Company under or in connection with this agreement.

5.4

As a separate and independent stipulation HMT agrees that any obligation expressed to be undertaken by the Company (including, without limitation, any moneys expressed to be payable under this agreement or the Preference Share Subscription Agreement as novated by this agreement) which may not be enforceable against or recoverable from the Company by reason of any legal limitation, disability or incapacity on or of the Company or any other fact or circumstance (other than any limitation imposed by this agreement or the Preference Share Subscription Agreement as novated by this agreement) shall nevertheless be enforceable against and recoverable from HMT as though the same had been incurred by HMT and HMT were the sole or principal obligor in respect thereof.

6.	COMPANY CEASING TO BE WHOLLY OWNED BY HMT

In the event that the Company at any time after the date of this Agreement ceases to be directly or indirectly wholly-owned by HMT, the Company shall, and HMT will procure that the Company shall, enter into a novation agreement upon substantially the same terms as this Agreement such that the rights and obligations assumed by the Company under this Agreement are novated either to HMT or to an entity which is, directly or indirectly, wholly owned by HMT. HBOS hereby agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, such novation provided that such novation is effected upon substantially the same terms as this Agreement.

7.	NOTICES

For the purposes of all provisions in the Preference Share Subscription Agreement concerning the service of notices, the address of the Company is its registered office as shown above from time to time and its fax number is [●]. All notices served on the Company under the Preference Share Subscription Agreement should be marked for the attention of [●].

8.	COUNTERPARTS

8.1	This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

8.2	Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

9.	GOVERNING LAW AND JURISDICTION

9.1	This agreement and all non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

9.2	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. Any Proceedings shall be brought in the English courts.

10.	[AGENT FOR SERVICE OF PROCESS]

[To be included if the Company is not a company incorporated in England:

The Company shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement. Such agent shall be [agent with address in England] and any writ, judgment or other notice of legal process shall be sufficiently served on the Company if delivered to such agent at its address for the time being. The Company irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, the Company shall appoint a replacement agent having an address for service in England and shall notify HBOS and HMT of the name and address of such replacement agent. If the Company fails to appoint another agent, HBOS shall be entitled to appoint one on the Company’s behalf and at the Company’s expense.]

IN WITNESS of which this Agreement has been executed on the date which first appears on page 1 of this Agreement.

For and on behalf of
THE COMMISSIONERS OF HER MAJESTY’S TREASURY

For and on behalf of
HBOS PLC

For and on behalf of [insert name of the Company]

IN WITNESS of which this Agreement has been executed as of the date which first appears on page 1 of this Agreement on the dates which appear below.

Signed by:
for and on behalf of
THE COMMISSIONERS	TONY CUNNINGHAM
OF HER MAJESTY’S TREASURY	BOB BLIZZARD
Date:3/11/2008

Signed by:
for and on behalf of
HBOS PLC	HARRY BAINES
Date:21/10/2008